                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G
                                  Amendment #1

                  Under the Securities and Exchange Act of 1934

                              Mentor Graphics Corp.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    587200106
                                 (CUSIP Number)

                               September 30, 2010
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 587200106

1)   Name of Reporting Person
     Ameriprise Financial, Inc.

     S.S. or I.R.S. Identification No. of Above Person
     IRS No. 13-3180631

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2)   Check the Appropriate Box if a Member of a Group

     (a) [ ]
     (b) [x]*

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.

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3)   SEC Use Only

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4)   Citizenship or Place of Organization

     Delaware

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               5)   Sole Voting Power

                    -0-

  NUMBER OF    6)   Shared Voting Power
   SHARES
BENEFICIALLY        3,557,851
  OWNED BY
EACH REPORTING 7)   Sole Dispositive Power
 PERSON WITH
                    -0-

               8)   Shared Dispositive Power

                    8,003,234

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9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     8,003,234

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10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     Not Applicable

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11)  Percent of Class Represented by Amount In Row (9)

     7.32%

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12)  Type of Reporting Person

     CO

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CUSIP NO. 587200106

1)   Name of Reporting Person
     Columbia Management Investment Advisers, LLC

     S.S. or I.R.S. Identification No. of Above Person
     IRS No. 41-1533211

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2)   Check the Appropriate Box if a Member of a Group

     (a) [ ]
     (b) [X]*

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.

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3)   SEC Use Only

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4)   Citizenship or Place of Organization

     Minnesota

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               5)   Sole Voting Power

                    -0-

  NUMBER OF    6)   Shared Voting Power
   SHARES
 BENEFICIALLY       3,557,851
   OWNED BY
EACH REPORTING 7)   Sole Dispositive Power
 PERSON WITH
                    -0-

               8)   Shared Dispositive Power

                    8,003,234

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9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     8,003,234

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     Not Applicable

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11)  Percent of Class Represented by Amount In Row (9)

     7.32%

--------------------------------------------------------------------------------

12)  Type of Reporting Person

     IA

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CUSIP NO.  587200106

1)   Name of Reporting Person
     Columbia Seligman Communications & Information Fund, Inc. (formerly known as Seligman Communications & Information Fund, Inc.)

     S.S. or I.R.S. Identification No. of Above Person
     13-3154449

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2)   Check the Appropriate Box if a Member of a Group

     (a) [ ]
     (b) [X]*

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.

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3)   SEC Use Only

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4)   Citizenship or Place of Organization

     Maryland

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               5)   Sole Voting Power

                    2,335,522

  NUMBER OF    6)   Shared Voting Power
    SHARES
 BENEFICIALLY       -0-
   OWNED BY
EACH REPORTING 7)   Sole Dispositive Power
 PERSON WITH
                    -0-

               8)   Shared Dispositive Power

                    2,335,522

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9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     2,335,522

--------------------------------------------------------------------------------

10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     Not Applicable

--------------------------------------------------------------------------------

11)  Percent of Class Represented by Amount In Row (9)

     2.14%

--------------------------------------------------------------------------------

12)  Type of Reporting Person

     IV

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1(a) Name of Issuer:                         Mentor Graphics Corp.

1(b) Address of Issuer's Principal           8005 SW Boeckman Rd.
     Executive Offices:                      Wilsonville, OR  97070

2(a) Name of Person Filing:                  (a) Ameriprise Financial, Inc. ("AFI")

                                             (b) Columbia Management Investment
                                             Advisers, LLC (formerly known as
                                             RiverSource Investments, LLC) ("CMIA")

                                             (c) Columbia Seligman Communications &
                                             Information Fund, Inc. (formerly known as
                                             Seligman Communications & Information
                                             Fund, Inc.) ("C&I")

2(b) Address of Principal Business Office:   (a) Ameriprise Financial, Inc.
                                             145 Ameriprise Financial Center
                                             Minneapolis, MN  55474

                                             (b) 100 Federal St.
                                             Boston, MA  02110

                                             (c) 100 Federal St.
                                             Boston, MA  02110

2(c) Citizenship:                            (a) Delaware

                                             (b) Minnesota

                                             (c) Maryland

2(d) Title of Class of Securities:           Common Stock

2(e) Cusip Number:                           587200106

3    Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

          (a) Ameriprise Financial, Inc.

     A parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note:
     See Item 7)

          (b) Columbia Management Investment Advisers, LLC (formerly known as RiverSource Investments, LLC)

     An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

          (c) Columbia Communications & Information Fund, Inc. (formerly known as Seligman Communications & Information Fund, Inc.)

     An investment company registered under Section 8 of the Investment Company Act of 1940.

4 Incorporated by reference to Items (5)-(9) and (11) of the cover page pertaining to each reporting person.

     CMIA, as an investment adviser to C&I, may be deemed to beneficially own the shares reported herein by C&I. Accordingly, the shares reported herein by CMIA include those shares separately reported herein by C&I.

     AFI, as the parent company of CMIA, may be deemed to beneficially own the shares reported herein by CMIA. Accordingly, the shares reported herein by AFI include those shares separately reported herein by CMIA.

     Each of AFI and CMIA, and the subsidiaries identified on the attached
     Exhibit I, disclaims beneficial ownership of any shares reported on this Schedule.

5    Ownership of 5% or Less of a Class: Not Applicable

6    Ownership of more than 5% on Behalf of Another Person:

     The clients of Columbia Management Investment Advisers, LLC (formerly known as RiverSource Investments, LLC), a registered investment adviser, including investment companies registered under the Investment Company Act of 1940 and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares included on this Schedule. To the best of CMIA's knowledge, none of these other accounts own more than 5% of the outstanding shares.

7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

          AFI: See Exhibit I

8    Identification and Classification of Members of the Group:

          Not Applicable

9    Notice of Dissolution of Group:

          Not Applicable

10   Certification:

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2010

                                        Ameriprise Financial, Inc.


                                        By: /s/ Wade M. Voigt
                                            ------------------------------------
                                            Name: Wade M. Voigt
                                            Title: Director - Fund
                                                   Administration

                                        Columbia Management Investment Advisers,
                                        LLC


                                        By: /s/ Amy Johnson
                                            ------------------------------------
                                            Name: Amy Johnson
                                            Title: Chief Operating Officer

                                       Columbia Funds Series Trust I,
                                         on behalf of its series
                                         Columbia Seligman Communications &
                                         Information Fund, Inc.


                                        By: /s/ Scott R. Plummer
                                            ------------------------------------
                                            Name: Scott R. Plummer
                                            Title: Senior Vice President,
                                            Secretary and Chief Legal Officer

                                        Contact Information
                                            Wade M. Voigt
                                            Director - Fund Administration
                                            Telephone: (612) 671-5682

                                  Exhibit Index

Exhibit I Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Exhibit II   Joint Filing Agreement

                                    Exhibit I

                                       to

                                  Schedule 13G

Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries is as follows:

Investment Adviser - Columbia Management Investment Advisers, LLC (formerly known as RiverSource Investments, LLC) is an investment adviser registered under section 203 of the Investment Advisers Act of 1940.

                                   Exhibit II

                                       to

                                  Schedule 13G

                             Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated October 11, 2010 in connection with their beneficial ownership of Mentor Graphics Corp. Each of Columbia Seligman Communications & Information Fund, Inc. (formerly known as Seligman Communications & Information Fund, Inc.) and Columbia Management Investment Advisers, LLC (formerly known as RiverSource Investments, LLC) authorizes Ameriprise Financial, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

Ameriprise Financial, Inc.


By: /s/ Wade M. Voigt
    ---------------------------------
    Wade M. Voigt
    Director - Fund Administration

Columbia Funds Series Trust I,
   on behalf of its series Columbia Seligman Communications &
   Information Fund, Inc.


By: /s/ Scott R. Plummer
    ---------------------------------
    Scott R. Plummer
    General Counsel

Columbia Management Investment Advisers, LLC


By: /s/ Amy Johnson
    ---------------------------------
    Amy Johnson
    Chief Operating Officer